FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Issuance of Debt	2

TELEFÓNICA, S.A. in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication of other relevant information published today, 13 May 2020, TELEFÓNICA, S.A., through its wholly-owned subsidiary TELEFÓNICA EMISIONES, S.A.U., has today priced and closed the terms and conditions of an issuance of Bonds in the Euro market under its Guaranteed Euro Programme for the Issuance of Debt Instruments (EMTN Programme), registered with the Central Bank of Ireland as the competent authority for The Irish Stock Exchange plc, trading as Euronext Dublin, on 14 April 2020, guaranteed by TELEFÓNICA, S.A., for an aggregate principal amount of 2,000 million euros.

This issuance is divided into two tranches. The first one for a principal amount of EUR 1,250 million, due on 21 August 2027, pays an annual coupon of 1.201% and is issued at 100.005%. The second one, for a principal amount of EUR 750 million, due 21 May 2032, pays an annual coupon of 1.807% and is issued at par.
The settlement and closing date are scheduled for 21 May 2020.

Madrid, 13 May 2020

Legal Notice
This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful -including but not limited to the United States, Australia, Canada or Japan-.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 13, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors